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                                                                      Exhibit 6
                                                                      ---------

                       Press Release Issued by the Company
FOR IMMEDIATE RELEASE


INVESTOR GROUP,  GOLDEN  PRESS  HOLDINGS,  TO INVEST $25 MILLION IN GOLDEN BOOKS
     FAMILY ENTERTAINMENT OVER NEXT YEAR

         New York, July 8, 1998 -- Golden Books Family Entertainment, Inc. (NASDAQ GBFE) announced today that Golden Press Holdings, L.L.C., an investor group including Warburg, Pincus Ventures, L.P., Barry Diller and Golden Books' Chief Executive Officer, Richard E. Snyder, has committed to invest up to $25 million in Golden Books Family Entertainment, at the Company's option. Although Golden Books has no immediate plans to draw down any funds, such funds will be available to the Company over the next year.

         In exchange for any funds drawn down, Golden Press Holdings will receive convertible preferred stock with a coupon of 5% and a conversion price of $4.87, a 20% premium over the average price of Golden Books common stock for the five days preceding this announcement.

         Golden Books Family Entertainment, Inc. is the leading publisher of children's books in North America and owns one of the largest libraries of family entertainment copyrights. The Company creates, publishes and markets entertainment products for children and families through all media.

Investor/Press Contact:  Kathy Makrakis, Vice President Corporate
Communications, Golden Books Entertainment, 212-547-6798